March 31, 2025

Robert Lavan
Chief Financial Officer
Lucky Strike Entertainment Corporation
7313 Bell Creek Road
Mechanicsville, VA 23111

       Re: Lucky Strike Entertainment Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2024
           File No. 001-40142
Dear Robert Lavan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services